Via Facsimile and U.S. Mail
Mail Stop 6010

August 28, 2008

Mitchell H. Gold, M.D.
President and Chief Executive Officer
Dendreon Corporation
3005 First Avenue
Seattle, Washington 98121

Re: **Dendreon Corporation**
        Form 10-K for the Year Ended December 31, 2007
        Filed March 12, 2008
        File No. 000-30681

Dear Dr. Gold:

        We have reviewed your filing and have the following comments.   In our
comments, we ask you to provide us with information to better understand your
disclosure. Where it requests you to revise disclosure, the information you provide should
show us what the revised disclosure will look like and identify the annual or quarterly
filing, as applicable, in which you intend to first include it. If you do not believe that
revised disclosure is necessary, explain the reason in your response. After reviewing the
information provided, we may raise additional comments and/or request that you amend
your filing.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2007

Item 1. Business

Collaborations, page 9

1. We note your discussion of your agreement with Genentech here and on page 39.
    Specifically, we note your statement on page 39 that the $1.0 million up-front fee
    will be recognized over 10 years, which represents an estimate of your continuing

obligations under the agreement. Please describe your obligations under the agreement. Additionally, if there have been any other payments made/received under the agreement or if there is the possibility for milestone payments, these amounts should be disclosed. If either party has the obligation to pay royalties, please disclose the percentage range of such royalties.

2. Please describe each party's rights and obligations under your agreement with Amgen Fremont, including payments made to date and aggregate potential milestone payments, if any.

3. We note that you have entered into a material contract with Diosynth TRP, Inc. for the raw materials necessary to produce Provenge. Please disclose the following information about the agreement:

- Minimum purchase agreements;
- Exclusivity provisions;
- Term and termination provisions; and
- All other material terms.

Intellectual Property, page 10

4. Please identify material patents owned or licensed to you, the product candidates dependent on these patents and disclose when the patents expire.

Results of Operations For the Years Ended December 31, 2007, 2006 and 2005, page 39

5. Please disclose the following information about your agreement with Wilex AG:

- Aggregate payments to date;
- Aggregate potential milestone payments;
- Royalty provisions, including the percentage range of royalties if applicable;
- Term and termination provisions; and
- All other material terms.

In addition, please file this agreement as an exhibit to your Form 10-K filing or tell us why you believe it is not required to be filed.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provide any requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Bryan Pitko at (202) 551-3203 or Suzanne Hayes at (202) 551-3675 with any questions. In this regard, please feel free to contact me at (202) 551-3715.

Sincerely,

Jeffrey Riedler,
Assistant Director